UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Submission of Matters to a Vote of Security Holders.

Extraordinary Meeting of Shareholders of Class B Ordinary Shares

Paranovus Entertainment Technology Limited (the “Company”) held an extraordinary meeting of its Class B ordinary shares shareholders at 10:00 a.m. EST on January 19, 2024 at its principal executive offices in Fujian, China. Shareholders of Class B ordinary shares voted by proxy or at the meeting. There were 12,245,100 votes casted, representing approximately 100% of the total 12,245,100 outstanding votes and therefore constituting a quorum of more than one third of the Class B ordinary shares outstanding and entitled to vote at the meeting as of the record date of November 29, 2023. Each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve as a special resolution that the variation of class rights attached to the Class B Ordinary Shares, as set out in the Company’s fourth amended and restated memorandum and articles of association (the “Current M&A”), to terminate certain “sunset provisions” attached to the Class B Ordinary Shares, by the removal of (a) the conversion rights set out in Articles 8(6)(b) and 8(6)(c) of the Current M&A; and (b) the corresponding references thereto in Article 8(7)(c) of the Current M&A, which sets out the mechanism for automatic conversion of the Class B Ordinary Shares in connection with the foregoing Articles.

For	Against	Abstain
12,245,100	0	0

Accordingly, this proposal has been approved and adopted by the shareholders of Class B ordinary shares.

Extraordinary Meeting of Shareholders of Class A Ordinary Shares

Following the extraordinary meeting of the shareholders of Class B ordinary shares, the Company held an extraordinary meeting of Class A ordinary shares shareholders at 10:20 a.m. EST on January 19, 2024 at its principal executive offices in Fujian, China. Shareholders of Class A ordinary shares voted by proxy or at the meeting. There were 2,493,045 votes casted, representing approximately 37.07% of the total 6,724,675 outstanding votes and therefore constituting a quorum of more than one third of the Class A ordinary shares outstanding and entitled to vote at the meeting as of the record date of November 29, 2023. Each Class A ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve as an ordinary resolution that the variation of class rights attached to the Class B Ordinary Shares, as set out in the Current M&A, to terminate certain “sunset provisions” attached to the Class B Ordinary Shares, by the removal of (a) the conversion rights set out in Articles 8(6)(b) and 8(6)(c) of the Company’s the Current M&A; and (b) the corresponding references thereto in Article 8(7)(c) of the Current M&A, which sets out the mechanism for automatic conversion of the Class B Ordinary Shares in connection with the foregoing Articles.

For	Against	Abstain
2,470,951	21,924	170

Accordingly, this proposal has been approved and adopted by the shareholders of Class A ordinary shares.

Submission of Matters to a Vote of Class B Ordinary Shares Shareholders.

Following the extraordinary meetings of Class B ordinary share shareholders and of Class A ordinary share shareholders, the Company continued to hold an extraordinary meeting of shareholders of both Class A ordinary shares and Class B ordinary shares at 10:40 a.m. EST on January 19, 2024 at its principal executive offices in Fujian, China. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting There were 14,501,329 votes casted, representing approximately 76.44% of the total 18,969,775 outstanding votes and therefore constituting a quorum of more than one third of the ordinary shares outstanding and entitled to vote at the meeting as of the record date of November 29, 2023. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Subject to Class B shareholders’ approval of Variation of Rights of Class B Ordinary Shares Proposal, to approve as a special resolution that the fifth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) be and is hereby approved and adopted in substitution for the existing fourth amended and restated memorandum and articles of association of the Company, (the “Amended M&A Proposal”).

For	Against	Abstain
14,475,605	19,798	5,926

Accordingly, the Amended M&A Proposal has been approved and adopted by shareholders of both Class A ordinary shares and Class B ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: January 23, 2024	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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